UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 28, 2013



United Fire Group, Inc.
(Exact name of registrant as specified in its charter)

Iowa	001-34257	45-2302834
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

| 118 Second Avenue, S.E.,
Cedar Rapids, Iowa	52407
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

_____

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

The management of United Fire Group, Inc. gave an investor presentation at an event on August 28, 2013.

Exhibit 99.1 is a copy of the presentation materials used in management's presentation A copy of the presentation materials will be posted in the Investor Relations section of our website (www.unitedfiregroup.com) under *Presentations*. The presentation materials are being furnished pursuant to Item 7.01, and the information contained therein shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities under that Section. Furthermore, the information contained in Exhibit 99.1 shall not be deemed to be incorporated by reference into our filings under the Securities Act of 1933.

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 4, 2013 and our quarterly report on Form 10-Q for the quarter ended June 30, 2013, filed with the SEC on August 6, 2013. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 8.01. Other Events.

The management of United Fire Group, Inc. gave an investor presentation at an event on August 28, 2013.

Exhibit 99.1 is a copy of the presentation materials used in management's presentation A copy of the presentation materials will be posted in the Investor Relations section of our website (www.unitedfiregroup.com) under *Presentations*. The presentation materials are being furnished pursuant to Item 7.01, and the information contained therein shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities under that Section.

Furthermore, the information contained in Exhibit 99.1 shall not be deemed to be incorporated by reference into our filings under the Securities Act of 1933.

Item 9.01. Financial Statements and Exhibits

(a)   None.

(b)   None.

(c)   None.

(d)   Exhibits.

The following exhibits are furnished herewith:

Exhibit Number	Exhibit Description
99.1	Investor presentation materials used by management on August 28, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED FIRE GROUP, INC.

Date: August 28, 2013

By: /s/ Randy A. Ramlo

Name: Randy A. Ramlo

Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Investor presentation materials used by management on August 28, 2013.

Exhibit 99.1

United Fire Group, Inc.



Investor Presentation

August 2013

Table of Contents



Company Overview



United Fire Group, Inc. (NASDAQ: UFCS)

- Super -regional provider of a complete line of insurance products

- Founded in 1946; and based in Cedar Rapids, Iowa

- Six regional offices

- $734 million in shareholders' equity at 6/30/2013

- Approximately 900 employees

Company Overview



P& C Companies

- Rated "A" (Excellent) by A.M. Best
- 90% commercial lines / 10% personal lines
- Licensed in 43 states and the District of Columbia, active in 33
- Represented by approximately 1,200 independent agencies
- At 12/31/2012, $655 million in net written premiums

United Life Insurance Co.

- Rated "A-" (Excellent) by A.M. Best
- 60% annuities / 40% traditional life insurance products
- Licensed in 36 states, active in 29
- Represented by approximately 900 independent agencies
- At 12/31/2012, $4 billion of net life insurance in force

2012 Highlights



- GAAP combined ratio improved to 101% from 112%

- P&C statutory capital increased from $566 million to $586 million

- Book value grew 6% to $28.90

- GAAP expense ratio improved 4.2% to 31.5%

- Pure loss ratio improved in both commercial lines and personal lines

- Policy retention remained high at 82%

- Retired remaining debt

- Mercer integration substantially completed

Historical Financial Performance
Book Value Per Share





ROE averaged 8.8%
Between 2000 and 2012

$29.00

6.5% CAGR

6/30/13

Historical Underwriting Performance



GAAP Combined Ratio



Catastrophe Loss Contribution



Historical Reserving
(Development as a Percent of Net Premiums Earned)





NOTE: 2008 and 2009 reflect litigation costs associated with Hurricane Katrina

Exposure Management



Managing Catastrophe Exposure

- 100-year PMLs below 2006 levels despite expanded portfolio due to Mercer Group transaction
- Managing geographic exposures to reduce coastal and other risks
- Updating policy terms and conditions
    - Policies written ex-wind
    - Policies written with wind exclusion



100-Year PMLs ($ in millions)

Based on RMS v11 and AIR v12, includes Mercer's June 2010 portfolio

9

2013 Objectives



- Continued rate improvement in commercial and personal lines

- Continued expansion/improvement of our BOP product

- Carefully and purposefully increase our workers' compensation business

- Market to larger accounts (over $100,000)

- Appoint new agents in cities where we are under-represented

- Capital management – profitable organic growth

- Reduce volatility in our results

- Increase property business

2Q13 Highlights



	Three Months Ended June 30,		Six Months Ended June 30,	
	2013	2012	2013	2012
EPS - Operating	$0.50	$0.56	$1.34	$1.24
Combined Ratio - GAAP	99.5%	96.3%	95.0%	95.1%
ROE			10.4%	9.5%
Catastrophe Losses	$14.2 mm	$12.0 mm	$18.7 mm	$26.1 mm
Impact to Combined Ratio	8.3 pts	7.8 pts	5.6 pts	8.7 pts
Impact to earnings per share	($0.36)	($0.30)	($0.48)	$0.66
Prior year favorable reserve development	$16.4 mm	NA	$40.5 mm	NA
Impact to combined ratio	(9.6) pts	NA	(12.1) pts	NA
Impact to earnings per share	$0.42	NA	$1.04	NA

Note: ROE is calculated as net income divided by YTD average shareholders' equity

11

Rate Improvement





Sources: marketscout.com; ciab.com; towerswatson.com

12

Organic Growth



Growth Components

	2012		2Q13
Renewal Increases..........	6.0%	....	5.2%
New Business...............	3.5%	....	3.0%
Exposure Increases..........	3.0%	....	0.8%
Overall organic growth...	12.5%	....	9.0%

NOTE: Growth is for second quarter 2013 only rather than YTD

Premium Growth





Net Written Premiums
($ in 1,000's)
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Loss Analysis



Catastrophe Loss Contribution



Average CAT losses (2007-2012) -- $46 million; Average CAT losses (2001-2006) -- $20 million if Katrina losses normalized

Life Company
Initiatives for 2013



- Geographic expansion – eight new states

- Life / Fixed Annuity mix – goal is 50/50 in order to reduce exposure to interest sensitive products

- Qualified care rider a huge success so continue

- Lapse ratio under 6%

- Automation commitment (ease of doing business)

Total Investment Yield





NOTE: Includes cash and cash equivalents

17

Portfolio Management



Conservative Investment Philosophy

Manage our own portfolios
- We maintain a fixed-to-equity ratio of 90/10

How we are addressing the low interest rate environment
- We continue to purchase quality investments rated investment grade or better
- We more closely match duration of our investment portfolio to liabilities

Portfolio yield of 4.0% and **duration** of 4.53 years at June 30, 2013

International corporate bond holdings account for approximately 6% of the fixed asset portfolio

Highly Rated Fixed Income Portfolio

	(in millions)	
	$	%
AAA	622	22%
AA	575	21%
A	626	22%
Baa/BBB	890	32%
Other/Not Rated	66	3%
Total	2,779	100%

NOTE: Baa/BBB comprised of mostly corporate bonds of well-known brands with little likelihood of default.

Portfolio Management







Non-Red Preferred 1.2%
Public Utilities 8.1%
Energy 6.8%
Industrials 18.5%
Consumer Goods 10.7%
Health Care 10.2%
Technology 5.9%
Financial Services 38.7%

Equity Portfolio

Equities 7%
Private Placements 3%
Agency Securities 12%
Corporate Bonds 52%
Municipal Bonds 25%
U.S. Treasury Bonds 1%

Total Portfolio

19

Stock Price Improvement





52-week high $32.94; low $18.49; current $32.00; book value $29.00

Capital Management



- Dividend – currently $0.18 per quarter
- Share repurchases
- Share repurchase authorization until August 2014
- Debt – none

- We believe the best use of our capital is to write new, adequately priced business, which will be a focus in 2013.

Economy/Market Conditions



- Positive rate environment for seven quarters

- Rate increases are expected through 2013

- Positive audit premium for the last seven quarters

- Our insureds are adding exposures again at renewal

- Policy count growth opportunities

Key Investment Considerations



- Expanded geographic presence through acquisition
- Growth opportunities
  - Capitalizing on recent acquisitions
  - Organic growth in existing markets
- Decentralized underwriting and marketing
- Opportunities for efficiencies
- Reserving
  - Historically reported favorable loss reserve development
- Exposure management
- Conservative investment philosophy
- Strong balance sheet with proactive capital management
  - Paid a quarterly dividend since 1968
  - Dividend yield at 6/30/2013 of 2.9%
  - 20% increase in the dividend on May 15, 2013
- Experienced senior management

Competitive Advantages



- Local market knowledge
- Strong agency relationships
- Disciplined underwriting
- Service center
- Exceptional customer service
- Superior loss control services
- Fair and ethical claims handling
- Efficient and effective technology

24

Creating Shareholder Value



- Competitive and growing dividend of $0.18 per share
- Active capital management strategy
- Share repurchase program
- Consistent book value growth
- Stock price appreciation

Appendix



Senior Management



 RANDY A. RAMLO
President/CEO
Years at UFG: 29
Years in Industry: 29

 MICHAEL T. WILKINS
Executive Vice President
Years at UFG: 28
Years in Industry: 28

 DIANNE M. LYONS
Vice President/CFO
Years at UFG: 30
Years in Industry: 30

 DAVID E. CONNER
Vice President/CCO
Years at UFG: 15
Years in Industry: 32

 BARRIE W. ERNST
Vice President/CIO
Years at UFG: 11
Years in Industry: 33

 NEAL R. SCHARMER
Vice President/Gen. Counsel
Years at UFG: 18
Years in Industry: 23

Average Years at UFG: 22
Average Years in Industry: 29

27

Financial Summary



(GAAP, $ in thousands except per share values)	1H13	2012	2011	2010	2009
Selected Income Statement Items					
Net Premiums Earned	$ 363,184	$ 694,994	$ 586,783	$ 469,473	$ 478,498
Net Income / (Loss)	37,889	40,212	11	47,513	(10,441)
Realized Gains / (Loss), net of tax	3,939	3,544	4,186	5,518	(8,566)
Operating Earnings / (Loss), net of tax	33,950	36,668	(4,175)	41,995	(1,875)
Selected Balance Sheet Items					
Cash and Investments	$3,104,092	$3,151,829	$3,052,535	$2,662,955	$2,542,693
Total Assets	3,700,749	3,694,653	3,618,924	3,007,439	2,902,544
Shareholders' Equity	734,383	729,177	696,141	716,424	672,735
Capital & Surplus (SAP) - P&C Only	620,062	585,986	565,843	594,308	556,265
Per Share Analysis					
Operating Income / (Loss) per Diluted Share	1.34	1.44	(0.16)	1.60	(0.07)
Net Income / (Loss) per Diluted Share	1.49	1.58	-	1.80	(0.39)
Dividends per Share	0.33	0.60	0.60	0.60	0.60
Book Value per Share	29.00	28.90	27.29	27.35	25.35
Profitability Analysis	%	%	%	%	%
Loss and Loss Settlement Expense Ratio	62.3	69.7	76.4	68.9	83.9
Expense Ratio	32.7	31.5	35.7	31.0	31.3
Combined Ratio	95.0	101.2	112.1	99.9	115.2
Combined Ratio (ex CATs & Hurr. Katrina Litigation)	89.4	90.9	97.0	95.2	101.4
ROAE	10.4	5.6	-	6.8	(1.6)
Operating ROAE	12.6	5.1	(0.6)	6.0	(0.3)

Note: Return on Equity is calculated as Net Income divided by YTD average stockholders' equity

P&C Operating Segment Financial Highlights



(GAAP, $ in thousands except per share values)	1H13	2012	2011	2010	2009
Commercial					
Net Premiums Written	$ 336,267	$ 576,076	$ 481,520	$ 363,806	$ 380,727
Net Premiums Earned	294,513	551,846	464,942	370,479	394,000
Loss and Loss Settlement Expenses	179,778	367,208	331,320	271,184	338,094
Loss and Loss Settlement Expense Ratio	61.0%	66.5%	71.3%	73.2%	85.8%
Personal					
Net Premiums Written	$ 32,635	$ 64,846	$ 57,133	$ 40,807	$ 38,208
Net Premiums Earned	32,274	63,092	55,568	39,731	35,735
Loss and Loss Settlement Expenses	25,429	54,268	51,725	25,576	23,641
Loss and Loss Settlement Expense Ratio	78.8%	86.0%	93.1%	64.4%	66.2%
Assumed					
Net Premiums Written	$ 6,580	$ 14,409	$ 13,270	$ 10,295	$ 5,892
Net Premiums Earned	6,441	14,473	13,261	10,163	5,942
Loss and Loss Settlement Expenses	2,414	17,661	24,786	(7,323)	3,986
Loss and Loss Settlement Expense Ratio	37.5%	122.0%	186.9%	(72.1%)	67.1%
Total					
Net Premiums Written	$ 375,482	$ 655,331	$ 551,923	$ 414,908	$ 424,827
Net Premiums Earned	333,228	629,411	533,771	420,373	435,677
Loss and Loss Settlement Expenses	207,621	439,137	407,831	289,437	365,721
Loss and Loss Settlement Expense Ratio	62.3%	69.8%	76.4%	68.9%	83.9%
Segment Net Income / (Loss)	$ 33,924	$ 33,512	$ (7,639)	$ 34,726	$ (17,677)

Definitions and Reconciliations of Data Not Prepared in Accordance With U.S. GAAP



(GAAP, $ in thousands)	1H13	2012	2011	2010	2009	2008	2007
Net Income / (Loss)	$ 37,889	$ 40,212	$ 11	$ 47,513	$ (10,441)	$(13,064)	$111,392
Realized Investment Gains / (Losses), after tax	$ 3,939	$ 3,544	$ 4,186	$ 5,518	$ (8,566)	$ (6,749)	$ 6,286
Net Operating Income / (Loss)	$ 33,950	$ 36,668	$ (4,175)	$ 41,995	$ (1,875)	$ (6,315)	$105,107
Earnings / (Losses) Per Share, diluted	$ 1.49	$ 1.58	$ -	$ 1.80	$ (0.39)	$ (0.48)	$ 4.03
Operating earnings / (Loss) Per Share, diluted	$ 1.34	$ 1.44	$ (0.16)	$ 1.60	$ (0.07)	$ (0.23)	$ 3.80
Return on Equity	10.4%	5.6%	0.0%	6.8%	(1.6%)	(1.9%)	15.6%

Note: Return on Equity is calculated as Net Income divided by YTD average stockholders' equity

Operating income is a commonly used Non-GAAP financial measure of net income excluding realized capital gains and losses and related federal income taxes. Because our calculation may differ from similar measures used by other companies, investors should be careful when comparing our measure of operating income to that of other companies. Management evaluates this measurement and ratios derived from this measurement because we believe it better represents the normal, ongoing performance of our businesses.

Exposure Management



Modeled vs. Actual Losses from Historical Storms

($ in millions)	Average Modeled Gross Loss ($)	Actual Loss ($)	Actual to Average Model Miss (%)
Katrina	483.7	367.3	32
Rita	49.2	33.9	45
Gustav	60.7	14.5	319
Ike	22.7	26.0	-13
Isaac	4.1	2.4	71
Irene	17.2	6.2	177
Sandy	55.2	20.0	176

Exposure Management



2013 Reinsurance Programs

- Catastrophe program
  - $180 million excess of $20 million retention
  - 5% co-participation on losses between $20 million and $200 million
- Core program
  - $2 million retention
  - $13 million per risk property coverage
  - $38 million per occurrence casualty coverage

Expertise with "Main Street" Businesses



NWP by Product Line

Six months ended 06/30/2013 - Property/Casualty ($ in millions)	NPW $	NPW %
Fire & Allied Lines	109.1	29.1%
Automobile	89.5	23.8%
Other Liability	111.1	29.6%
Workers' Compensation	47.4	12.6%
Surety	10.0	2.7%
Miscellaneous	1.8	0.5%
Reinsurance (Assumed)	6.6	1.8%

Top 15 Classes Show Main Street Focus

DESCRIPTION (Property and Casualty)	Percent of Total DWP
Concrete Construction Including Flat Work	8
Carpentry - residential	7
Excavation	7
Lessors' risk	6
Carpentry - commercial	4
Land grading / earth moving	4
Automobile repair or service shops	4
Electrical work	4
Metal goods manufacturing / machine shops	4
Plumbing - commercial	3
Plumbing - residential	3
Roofing - commercial	3
Landscape gardening	3
Heating and air conditioning	2
Restaurants	2
TOTALS	64

Agency Philosophy



- We continually monitor agencies for compatibility
- Criteria: loss ratio, volume, relationship
- We seek "top three" position (as measured by direct premiums written)
- We offer competitive performance-based compensation
- We contract with more than 1,200 independent agencies
- Average agency size: $500,000
- Size of largest agency: $7.5 million
- Premium from our top 20: $101.9 million
- Premium from our top 100: $257.1 million

Reserving



Loss Cost Analysis

- We monitor inflationary trends
- We employ exposure basis rating (including payroll and sales-based rating)
- We employ automobile symbol rating to accurately rate for autos based on new and repair costs
- We monitor medical cost inflation and consider the implications for auto, liability and workers' compensation lines of business

Reserving Philosophy

- We historically reported favorable loss reserve development
- We employ conservative reserving practices
- We reserve on a case basis with some pessimism
- We reserve for IBNR and LAE using actuarial methods

Claims Handling Philosophy

- FAIR claims service
- FAST claims service
- Use of outside adjusters is infrequent, allowing us to more closely control the adjusting function
- We employ top industry fraud predictive analytics technology

Capital Management Philosophy



- Strong economic capital position
- Prudent reinsurance programs
- Outstanding debt paid off in July 2012
- History of consistently conservative reserves
- Use of capital – acquisition of Mercer Insurance Company

Share Repurchase	Avg. Price Per Share ($)	No. Shares Repurchased	Total Price ($ in millions)
12 Months Ended 12/31/2012	21.46	340,159	7.3
12 Months Ended 12/31/2011	17.69	702,947	12.4
12 Months Ended 12/31/2010	18.29	343,328	6.3

Opportunities for Efficiency



Technology

- We streamline how our agencies transact business with us
- We enable producers to efficiently provide their clients with a high level of service
- We enhance agency online inquiry capabilities
- We provide agencies with online reporting
- We solicit feedback from agent technology board

Acquisition

- We continue to create economies of scale as a result of the 2011 Mercer Insurance transaction

37

Enterprise Risk Management (ERM)



ERM management committee meets quarterly
- Specific risks addressed:
    - Catastrophe risk
    - Disaster preparedness
    - Mercer Insurance integration
    - Interest rate environment and potential fluctuations
    - Technology risk
    - Reserving risk
    - Pricing cycles

Manager review of corporate ERM document

Opportunity to identify risks on intra-company website

Board of Directors risk management committee oversees ERM effort
- Management reviews risk metrics with risk management committee

Risk appetite statement developed

ORSA

Economic capital modeling used to assess risk
- Integration of United Life into economic capital model
- Capital management policy developed

2012 Product Niches



- Religious Institutions – Churches
- Auto Service and Repair Garages
- Garbage Refuse Haulers
- Condominiums
- Small Artisan Service and Repair contractors
- Retail Small Business (Business Owners Program)
- Land Improvement Contractors (Excavation, Land Grading)
- Commercial Output Program (Manufacturing)
- Contractors E & O
- Mechanical Contractors
- Plumbing & Heating Contractors

- Metal Goods Fabricators
- Machine Shops
- Restaurants
- Golf Courses
- Winery Program
- Aggregate Truckers (Sand and Gravel Haulers)
- Peripheral Oil Field Contractors
- Inland Marine
- Micro Brewers
- Water Well Drillers
- Agriculture Service Contractors
- Program Business
- Commercial Roofers
- Hardware Stores

Top Eight States



Twelve months ended 12/31/12 - Property/Casualty ($ in millions)	NPW $	DPW %
Texas	88.0	12.9%
Iowa	83.9	12.3%
California	79.5	11.6%
New Jersey	47.9	7.0%
Missouri	44.7	6.6%
Lousiana	38.5	5.6%
Illinois	35.2	5.2%
Colorado	31.8	4.7%
All Other States	232.8	34.1%

Notes



Notes





United Fire Group, Inc.



United Fire & Casualty Company
United Life Insurance Company
Addison Insurance Company
Financial Pacific Insurance Company
Franklin Insurance Company
Lafayette Insurance Company
Mercer Insurance Company
Mercer Insurance Company of New Jersey, Inc.
Texas General Indemnity Company
United Fire & Indemnity Company
United Fire Lloyds

Forward-Looking Statements

This presentation may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will continue," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operating, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 4, 2013 and our quarterly report on Form 10-Q for the quarter ended June 30, 2013, filed with the SEC on August 6, 2013. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Reconciliations of non-GAAP measures are on Page 32 of this presentation and also available in our quarterly news releases, which are available on the Investors Relations page of our website www.UnitedFireGroup.com.